UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       For the month of February, 2006

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                                  SPIRENT PLC

              PRELIMINARY RESULTS FOR THE YEAR TO 31 DECEMBER 2005


London, UK - 23 February 2006: Spirent plc (LSE: SPT; NYSE: SPM), a leading communications technology company, today announces its preliminary results for the year to 31 December 2005.

Summary of results

GBP million                                     2005          2004    Change %
-----------------------------------       ----------    ----------  ----------

Continuing Group
Revenue                                      259.3         287.2           (10)
Operating profit1                             11.5          22.9           (50)
Adjusted profit before tax2                    4.9          15.4           (68)
Reported (loss)/profit before tax            (41.7)         11.2             -
Basic (loss)/earnings per share (pence)      (3.97)         0.98             -

Total Group
Adjusted earnings per share3 (pence)          2.30          3.14           (27)
-----------------------------------       ---------     ----------  ----------

The HellermannTyton Division has been treated as a discontinued operation in accordance with International Financial Reporting Standards. The table above and the text below relate to continuing operations only unless otherwise stated.

Strategic progress

   - The disposal of the HellermannTyton Division for GBP288.9 million, announced on 15 December 2005, was completed on 15 February 2006. Proceeds are being used to repay debt, substantially fund the pension scheme, buy back up to GBP50 million of shares and make selective acquisitions.

   - We have transformed Spirent into a focused communications company with a significantly improved financial position.

   - The acquisitions of SwissQual and QuadTex in 2006 will enhance Spirent's market presence and enable our entry into new and growing markets.

Overview of results

   - We took firm actions to address the losses in Service Assurance that negatively impacted the first half, which resulted in recovery in the second half.

Performance Analysis

   - Overall revenues and operating profit1 were slightly ahead of 2004.

   - Activity levels in the fourth quarter recovered somewhat following a weaker third quarter.

   - Our wireless activities had a record year, with sales growing by 17%.

   - Launch of the new unified platform, Spirent TestCenterTM, has resulted in competitive wins with new and existing customers in the second half. Further progress will be made through the addition of greater functionality and automation over the next 18 months.


Service Assurance

   - The division stabilised in the second half reporting a significantly reduced operating loss1 of GBP0.6 million (first half operating loss1:
     GBP9.0 million).

   - We are concentrating on the development of new solutions for triple play and advanced business services.

Systems

   - The group grew revenue by 20% to GBP37.7 million and operating profit1 by 29% to GBP4.4 million.

Notes
1 Before material one-time items, goodwill impairment and share-based payment.
2 Before material one-time items, goodwill impairment, share-based payment, profit on the disposal of operations and costs associated with the part prepayment of loan notes.
3 Adjusted earnings per share is based on adjusted earnings as set out in note 4 to this report.

Commenting on the results, Anders Gustafsson, Chief Executive, said:

"The disposal of the HellermannTyton Division has transformed Spirent into a focused communications company, as well as having significantly improved our financial position. Spirent is well placed to grow organically from its established market-leading positions. We also have the potential to expand through selective acquisitions, such as SwissQual and QuadTex, announced in 2006.

"The variable market conditions seen in 2005 have continued through the beginning of the first quarter, which is usually our quietest. As 2006 progresses, the year will be a period of product transition as the increased capability of our new products and solutions will enable us to gain market share. As a result, we anticipate that the Group's performance for 2006 will show recovery over last year, with a more pronounced seasonal increase in activity in the second half."

                                    - ends -

Enquiries

Anders Gustafsson, Chief Executive    Spirent plc      +44 (0)1293 767676
Eric Hutchinson, Finance Director

Reg Hoare                             Smithfield       +44 (0)20 7360 4900
Katie Hunt


The Company will host a results presentation today at 09.15 for 09.30 UK time. A simultaneous webcast of the presentation will be available on the Spirent plc website at www.spirent.com.

   Photography is available from UPPA (Universal Pictorial Press & Agency) -
                   www.uppa.co.uk or tel: +44 (0)20 7421 6000


About Spirent

Spirent is a leading communications technology company focused on delivering innovative systems and services to meet the needs of customers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. The Systems group develops power control systems for specialist electrical vehicles in the mobility and industrial markets. Further information about Spirent plc can be found at www.spirent.com

Spirent Ordinary shares are traded on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) in the form of American Depositary Shares (ADS), represented by American Depositary Receipts, with one ADS representing four Ordinary shares.

Spirent and the Spirent logo are trademarks or registered trademarks of Spirent plc. All other trademarks or registered trademarks mentioned herein are held by their respective companies. All rights reserved.

This press release may contain forward-looking statements (as that term is defined in the United States Private Securities Litigation Reform Act of 1995) based on current expectations or beliefs, as well as assumptions about future events. You can sometimes, but not always, identify these statements by the use of a date in the future or such words as "will", "anticipate", "estimate", "expect", "project", "intend", "plan", "should", "may", "assume" and other similar words. By their nature, forward-looking statements are inherently predictive and speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include, but are not limited to: the extent to which customers continue to invest in next-generation technology and deploy advanced IP-based services; our ability to successfully expand our customer base; our ability to continue to benefit from generally improving market conditions; the prevailing market conditions and pace of economic recovery; our ability to improve efficiency, achieve the benefits of our cost reduction goals and adapt to economic changes and other changes in demand or market conditions; our ability to develop and commercialise new products and services, extend our existing capabilities in IP services and expand our product offering internationally; our ability to attract and retain qualified personnel; the effects of competition on our business; fluctuations in exchange rates and heavy exposure to a weak US dollar; changes in the business, financial condition or prospects of one or more of our major customers; risks of doing business internationally; risks relating to the acquisition or sale of businesses and our subsequent ability to integrate businesses; our reliance on proprietary technology; our exposure to liabilities for product defects; our reliance on third party manufacturers and suppliers; and other risks described from time to time in Spirent plc's Securities and Exchange Commission periodic reports and filings. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.

                    REPORT FOR THE YEAR TO 31 DECEMBER 2005

Operating profit/(loss) and return on sales are used by the Group as key measures of operating performance and are stated in the text before the effect of material one-time items, goodwill impairment and share-based payment so that period on period comparisons are not distorted.

The HellermannTyton Division for the purposes of these results has been presented as a discontinued operation and our financial results are presented and discussed for the continuing Spirent Group unless otherwise stated.


                              CHAIRMAN'S STATEMENT

In 2005 Spirent was transformed into a focused communications business. In the first half of the year, we carried out major restructuring within the Service Assurance division. In December we announced the proposed disposal of the HellermannTyton Division and our share of its associated companies to funds controlled by Doughty Hanson & Co Limited ("Doughty Hanson"). We believe the consideration of approximately GBP288.9 million, at a cash free/debt free equivalent value, represents fair value for the business and reflects its strong performance under our management. As a result of this sale, the Group's financial position has been significantly strengthened.

Following approval by shareholders at an Extraordinary General Meeting held on 24 January 2006, the disposal was completed on 15 February 2006. As previously indicated, the proceeds have been used to repay the outstanding loan notes of GBP71.5 million together with the make whole amount of GBP7.4 million and associated swap break fees of GBP2.3 million. In addition a special contribution of GBP47.0 million has been made to substantially fund the UK final salary pension scheme and the Board intends to return up to GBP50 million to shareholders through an on-market share repurchase programme over the coming year.

To reflect the transformation of the Group, a proposal will be made at the forthcoming AGM to rename Spirent plc as Spirent Communications plc.

James Wyness will retire from the Board with effect from the date of the 2006 Annual General Meeting and we would like to thank him for his valuable contribution during his long service as a non-executive director, Marcus Beresford will assume the responsibilities of the senior independent director on James' retirement.

I would like to take this opportunity to thank all of our employees for their contribution during this year of transformation. We wish the employees of HellermannTyton success under their new ownership and thank them for their contribution over many years.


                           CHIEF EXECUTIVE'S OVERVIEW


Introduction and strategy


Since joining Spirent as Chief Executive I have set out to transform the Group into a focused communications company. During 2005 we have been busy reshaping and restructuring the business culminating in the disposal of HellermannTyton, as well as starting in 2006 to make selective acquisitions.

The decision to focus on communications reflects our view that the sector offers Spirent the best top and bottom line growth opportunities in the mid and long term, leveraging our leading market positions in our key product segments.

We are therefore continuing to invest in organic growth opportunities through research and development and sales and marketing activities and the launch of new products such as the Spirent TestCenter(TM).

We will also continue to make selective acquisitions. These acquisitions will be a good strategic fit with our existing activities as well as expanding our customer base, broadening our geographic coverage or enabling entry into new markets. The principal strategic drivers for acquisition are to expand our market position and our competitive offering into markets where we see strong growth opportunities. This will ensure that we remain a core supplier to our customers, whilst at the same time accelerating our development plans to keep ahead of competition.

We will shortly establish our operational headquarters in Sunnyvale, California, in the centre of Silicon Valley where we have the highest concentration of customers. I will relocate in the spring, but we will maintain a small corporate headquarters in the UK.


Results overview

The Group's 2005 results were principally affected by the operating losses incurred by the Service Assurance division, which were described in detail at the time of the interim results in August 2005. These losses were substantially reduced in the second half as a result of the actions we took in the first half.

Material one-time items of GBP8.4 million have been expensed in the year. Of this GBP3.9 million is in relation to restructuring actions in the Service Assurance division and GBP1.4 million for inventory write-downs again in this division. Other material one-time items of GBP3.1 million have been taken in relation to supply chain initiatives and other restructuring actions within the Group. This was reported in our interim results.

In the first half we took a goodwill impairment charge of GBP37.0 million due to the drop in activity in the Service Assurance division.

Performance Analysis

Revenue and operating profit in the Performance Analysis division for 2005 were slightly up on 2004. In this division several of our end markets were weaker than had been anticipated earlier in the year, particularly so in the third quarter, although activity in the fourth quarter did recover somewhat. In addition, we are in a product transition phase as we progressively introduce new and improved products and solutions. Encouragingly, sales to some of our largest customers in the equipment manufacturing sector grew by more than 30 per cent and the division's wireless and position location test activities experienced their best year ever.

Service Assurance

Revenue in the Service Assurance division was down 43 per cent compared with 2004 and as a result the division reported an operating loss of GBP9.6 million of which GBP9.0 million was incurred in the first half. In the first quarter of 2005 our major customers, the US service providers, had delayed the release of their full capital spending budgets partly due to merger activity, with a larger proportion of these budgets shifting towards next-generation rather than existing networks. As these trends became apparent we undertook significant restructuring actions in the division, including changing senior management, reducing headcount by around 260 (approximately 40 per cent of the total workforce) which resulted in a much reduced loss for the second half of GBP0.6 million. During 2005 we have refocused our product development efforts to generate new solutions for triple play and advanced business services; this will continue through 2006.

Systems

Our Systems group grew revenue and operating profit by 20 per cent and 29 per cent respectively, benefiting from the launch of two new wheelchair control systems.

Acquisitions in 2006

On 23 January 2006, we announced the acquisition of SwissQual Holding AG ("SwissQual") for an initial consideration of GBP27.7 million paid in cash, with up to a further GBP12.4 million payable depending on revenue growth and various technical and financial milestones. SwissQual provides world class products and talent in the development of voice and video solutions that analyse, recognise and improve the quality of experience for users of wireless applications and services.

We also announced on 13 February 2006 the acquisition of QuadTex Systems, Inc ("QuadTex") for an initial consideration of GBP4.2 million with further consideration of up to GBP0.9 million. QuadTex is a fast growing US based provider of innovative and leading test tools for internet protocol multimedia subsystems ("IMS") and voice over IP ("VoIP") testing.

SwissQual and QuadTex will enhance Spirent's product offerings, capabilities and customer base in the wireless, triple play and IMS markets.

Outlook

The disposal of the HellermannTyton Division has transformed Spirent into a focused communications company, as well as having significantly improved our financial position. Spirent is well placed to grow organically from its established market-leading positions. We also have the potential to expand through selective acquisitions, such as SwissQual and QuadTex, announced in 2006.

The variable market conditions seen in 2005 have continued through the beginning of the first quarter, which is usually our quietest. As 2006 progresses, the year will be a period of product transition as the increased capability of our new products and solutions will enable us to gain market share. As a result, we anticipate that the Group's performance for 2006 will show recovery over last year, with a more pronounced seasonal increase in activity in the second half.


                                OPERATING REVIEW


Communications

  GBP million                                          2005        2004   Change %
  ----------------------------                    ---------   --------- ---------
  Revenue
  Performance Analysis                              178.8       176.8         1
  Service Assurance                                  42.8        74.7       (43)
  ----------------------------                    ---------   ---------

  Communications group                              221.6       251.5       (12)

  Operating profit/(loss)
  Performance Analysis                               22.0        21.7         1
  Service Assurance                                  (9.6)        2.5         -
  ----------------------------                    ---------   ---------

  Communications group                               12.4        24.2       (49)

  Return on sales (%)
  Performance Analysis                               12.3        12.3
  Service Assurance                                     -         3.3
  Communications group                                5.6         9.6
  ----------------------------                    ---------   ---------

Our Communications group, Spirent Communications, works behind the scenes to help the world communicate faster, better and more efficiently. The world's leading communications companies use Spirent solutions to conduct performance analysis tests in labs on their latest technologies. As new communications services are introduced Spirent provides the tools to facilitate troubleshooting and improve the quality of these new networks and services.

Revenue and operating profit in the Performance Analysis division was slightly up. In this division we experienced variability in terms of end customer demand principally in the third quarter and in the broadband test activities, with the division's wireless and position location test activities experiencing good growth.

In 2005 the operating loss in the Service Assurance division, although substantially reduced in the second half year, affected the performance of the Communications group as a whole.

Indeed, revenue in the Service Assurance division was down 43 per cent compared with 2004 and the division reported an operating loss of GBP9.6 million. The reduced revenues were principally a result of the decline in leased line monitoring and the delay in installation of next-generation assurance solutions. Firm and significant actions were taken in this division in the first half year to reduce the rate of loss.

Performance Analysis

Our Performance Analysis division addresses the needs of service providers, equipment manufacturers, large enterprises and government to test the equipment developed and deployed for telecommunications networks. Our solutions test the performance, functionality and conformance of telecoms devices. We provide effective and efficient test and measurement capabilities to meet the needs of voice, video, data and mobile testing to reduce risk in deploying new products in the next-generation fixed line and wireless networks. We achieve this by simulating real-world conditions in the laboratories of our customers, subjecting the equipment under test to impairment and stress to establish their true capability. The increasing scale and complexity of devices combined with the necessity to increase the efficiency of our customers' engineers, drives demand for more innovative test solutions. Our emphasis on customer support and professional services are important differentiators, giving Spirent Communications a leading reputation in the market and distinct competitive advantage.

Revenue and operating profit in the Performance Analysis division grew by 1 per cent in 2005. We invested GBP42.1 million, representing 24 per cent of sales (2004 GBP43.2 million and 24 per cent), into product development to increase the capabilities of our existing products and develop innovative products for launch in 2005 and 2006.

The market proved to be volatile and highly competitive during 2005. At the interim stage we reported that market conditions were variable due to lower spending by the US government and certain US service providers. As expected the variable conditions continued through the second half year.

As announced in December, revenue for the third quarter was lower than previously expected, although this was partly offset by improved trading in the fourth quarter. We experienced slower demand in 2005 due to activity levels with US service providers being markedly lower, a result of the impact of merger activity in the sector, and the fact that other customers were absorbing the high levels of equipment they purchased in 2004. In addition there was a notable slowdown in the demand for ATM test equipment, whilst the US government also shifted its spending to other priorities. Finally, some major equipment manufacturers continued to work their way through strategic reviews, resulting in further cutting back of their research and development programmes.

In contrast, more favourable conditions were seen in the demand for: security testing across all market segments, high speed Ethernet devices, Gig E and 10 Gig E, requirements for increased scale and the emerging needs for triple play (voice, video, data) testing and video quality testing. The transition of access and metro networks to Ethernet, saw expansion in demand, particularly in the first half year. Wireless infrastructure testing has expanded from functional test to performance test, stimulating demand for our products. The emergence of IMS is also creating new opportunities for Spirent Communications.

Despite the strength of demand for Ethernet test equipment aggressive actions by competition resulted in some loss of market share in this sector. We have responded by establishing a major customer support team, to offer both additional services and to launch new leading edge product solutions during the second half year. Internally we are progressing our initiatives to increase our own product development efficiency and effectiveness to improve our product realisation process. The launch of Spirent TestCenterTM, our unified platform for Ethernet testing, has resulted in key competitive wins with major existing as well as new customers. Our development plans for Spirent TestCenterTM throughout the next 18 months will deliver increased functionality, scale, ease of use and automation, making it an industry leading platform.

Total revenues from our top 20 customers grew year on year and account for approximately 40 per cent of revenues; growth rates for a number of these accounts exceeded 30 per cent. No one customer represented more than 10 per cent of the total divisional revenues. Our revenues by customer type maintained a similar profile. Sales to network equipment manufacturers represented 49 per cent of the total; sales to service providers of 17 per cent; government accounted for 8 per cent (down compared to 2004). The remainder includes chip manufacturers and enterprise customers.

On a geographic basis there was growth in revenue in Europe for all test solutions, but notably for VoIP, web applications and wireless handset test systems. The US market was flat, for the reasons described above. Activity in the Asia Pacific region grew, building on a remarkable growth rate, particularly in China in 2004. We maintained revenue levels in Japan, despite difficult market conditions. We enjoyed strong growth in the Indian market.

Our wireless and positioning test products had a record year and sales now represent 27 per cent of the division's turnover. All product lines achieved strong growth: CDMA, W-CDMA and GPS. We gained market share in the important W-CDMA performance test market and made further strong progress in the sale of GPS emulation systems. Revenues grew in the most important markets in Asia, namely China, Korea and Japan and we also made good progress in Europe. We have established and opened wireless service centres in China, Korea, Japan and UK, offering higher levels of customer service and support. We specified, developed and launched a new HSDPA - capable network emulator for the W-CDMA market. Spirent's navigation and positioning test division has been selected to supply key test equipment to support the joint EU and European Space Agency Galileo project. Galileo is a major new global navigation system. Spirent is a leader in navigation and positioning test.

As we look forward into 2006 and the future, we feel increased confidence that our Performance Analysis solutions, in the form of new products such as Spirent TestCenter(TM) and our wireless handset test solutions, offer leading edge test capabilities. We expect to see the benefit from market growth as our customers increase their investment in latest technologies. 2006 will be a period of product transition as the increased capability of our new products enable us to gain market share against a background of continued variable market conditions.

Service Assurance

Our Service Assurance division is focused on the development of network monitoring systems to enable telecom service providers to test and assure broadband leased line, DSL and IP services.

Our products include operations support systems software, remote test probes, network access systems and consulting and technical services. We also supply portable systems for fault identification and test of copper telephone lines in the field. Our systems help service providers reduce their operational costs by automating and centralising their network testing and service assurance processes, reducing the need for expensive engineering intervention and facilitating faster responses to customers' problems.

Our product solutions are based on a solid business case which offers carriers increased operational efficiencies whilst ensuring the quality of the voice, video and data services they provide.

The global telecoms sector continues to migrate from legacy networks towards IP-based networks and services, which will result in substantial new investment. The shift in carriers' capital expenditure has been slower than expected for service assurance solutions for the deployment of triple play services. We believe that the service assurance market opportunity will develop once the build out has taken place and these new services are launched.

Following a very tough first six months of 2005, when we reported a fall in the division's revenues of over half and an operating loss of GBP9.0 million, we achieved stability during the second half, having realised the substantial cost savings announced in the first half. We have developed a new strategy for growth to meet the needs of service providers for their new triple play networks and services. In addition, we have developed a new generation of handheld test equipment, which will enable field test engineers to access the power of the central office test and monitoring systems in the field.

The revenue profile by customer has remained comparable with 2004, with over half of the activity being with US Incumbent Local Exchange Carriers. The provision of leased line assurance products accounted for approximately 70 per cent of sales throughout the year, whilst the provision of service maintenance and support accounted for 15 per cent. The second half operating loss of GBP0.6 million reduced significantly from the first half loss of GBP9.0 million. This was due to higher revenue of GBP2.4 million, a gross profit improvement from a favourable product mix as we shipped software at higher margins in the second half, and the realisation of cost savings.

Sales opportunities for this division were constrained in 2005 partly as a result of the major acquisitions made by our customers, which has delayed the sourcing of service assurance solutions as they integrated their businesses. In the long term, this industry consolidation is likely to be beneficial as we aim to extend our embedded solutions and sell new solutions for triple play, field test and advanced business services into these enlarged customers. In addition, sales decreased due to a rapid shift in technology, whilst customers were not yet ready to install next generation assurance solutions.

We were awarded our first triple play contract with TELUS, a major Canadian telecoms company, our first customer win outside the US for DSL and for advanced broadband service assurance solutions.

We have concentrated on developing new solutions for triple play and advanced business services. Whilst we remain cautious about the timing of the full scale deployment of advanced services by carriers worldwide, we believe that due to the actions taken in 2005 we are well placed to serve the market requirements as they develop.

Systems

GBP million                                 2005           2004   Change %
-----------------------------          ---------      --------- ---------

Revenue                                   37.7           31.3         20
Operating profit                           4.4            3.4         29
Return on sales (%)                       11.7           10.9
-----------------------------          ---------      --------- ---------

Figures in the above table relate to PG Drives Technology only. Divested businesses contributed GBP4.4 million of revenue and GBP0.6 million of operating profit in 2004.

The Systems group comprises PG Drives Technology, a leading supplier of control systems for electrically powered medical and small industrial vehicles. Revenue and operating profit were up 20 per cent and 29 per cent, respectively. Return on sales increased to 11.7 per cent compared with 10.9 per cent in 2004.

During 2005 we launched two new wheelchair control systems: - the VR2, low cost, mainstream wheelchair control system, and the R-net, a highly sophisticated wheelchair system, designed for the rehab market that can incorporate a wide variety of input and output devices to suit many different disabilities. Due to the competitiveness of these systems and of our established VSI, S-Drive and TRIO+ products, we were successful in increasing customer penetration in both the mobility and industrial vehicles markets during the year. This was achieved in spite of continuing constraints in US government healthcare funding for powered wheelchairs. We also moved some more of our production to China to reduce the logistical costs of supporting our activities in the Asia Pacific region. In 2006 we are planning further new product launches that will enable us to strengthen our position in both our addressed markets.

Discontinued operations

Network Products
GBP million                                 2005           2004   Change %
-----------------------------          ---------      --------- ---------

Revenue                                  205.5          187.8          9
Operating profit                          25.3           21.3         19
Return on sales (%)                       12.3           11.3
-----------------------------          ---------      --------- ---------

Discontinued operations relate to the HellermannTyton Division, comprising the Network Products group and the investment in associated companies.

We announced in December that we had entered into an agreement to dispose of the HellermannTyton Division to Doughty Hanson and this disposal was completed on 15 February 2006.

The Network Products group delivered a strong performance in 2005, with revenue of GBP205.5 million, up 9 per cent compared with 2004. Operating profit of GBP25.3 million was ahead by 19 per cent over 2004, and return on sales improved to 12.3 per cent from 11.3 per cent.

Organic growth was achieved in all regions and also through the associated company in Japan. The business continued to increase its automotive sales despite flattening production levels by the European car manufacturers, and to achieve strong growth through its initiatives in North America in automatic application systems, particularly in automotive and through the success of its pre-terminated structured cabling system, RapidNet.

Profit after tax from discontinued operations was GBP13.2 million after charging GBP6.7 million of costs related to the disposal of this business, compared with GBP17.3 million in 2004.



FINANCIAL REVIEW

Reporting format

The format of the consolidated results for the Spirent Group has been significantly altered in this year's report as a result of two factors: first the conversion from UK Generally Accepted Accounting Practice ("UK GAAP") to International Financial Reporting Standards ("IFRS"); second, the reclassification of the results of the HellermannTyton Division (the Network Products group) to discontinued operations. The table below sets out revenue and operating profit for the total Group for 2005 and 2004.

-----------------          --------       -------- -------- --------   --------
GBP million               First half    Second half      2005     2004   Change %
                              2005           2005
-----------------          --------       -------- -------- --------   --------

Revenue
Continuing                   126.5          132.8    259.3    287.2        (10)
Discontinued                 103.9          101.6    205.5    187.8          9
-----------------          --------       -------- -------- --------   --------

Total                        230.4          234.4    464.8    475.0         (2)
-----------------           --------       -------- -------- --------   --------

Operating profit
Continuing                     1.8            9.7     11.5     22.9        (50)
Discontinued                  12.3           13.0     25.3     21.3         19
-----------------           --------       -------- -------- --------   --------

Total                         14.1           22.7     36.8     44.2        (17)
-----------------           --------       -------- -------- --------   --------

Return on sales (%)
Continuing                     1.4            7.3      4.4      8.0
Discontinued                  11.8           12.8     12.3     11.3
-----------------           --------       -------- -------- --------   --------

Total                          6.1            9.7      7.9      9.3
-----------------           --------       -------- -------- --------   --------

As our results are reported for the first time in accordance with IFRS, comparative data has been restated. All amounts referred to below relate to continuing operations unless otherwise stated.

Results

Reported revenue from continuing businesses for 2005 of GBP259.3 million was down 10 per cent and operating profit of GBP11.5 million was down 50 per cent compared with 2004. Return on sales for the continuing Group reduced to 4.4 per cent from 8.0 per cent in 2004.

Revenue by market grew in the Asia Pacific region by 4 per cent but was down in Europe and North America, having been affected by the performance of the Service Assurance division in both regions.

Operating profit was impacted by the weakness in the Service Assurance division in the first half, this division reported a loss of GBP9.0 million for that period. In the second half year the loss in this division was much reduced to GBP0.6 million, mainly as a result of the firm actions we took. Revenue and operating profit in the Performance Analysis division were up 1 per cent compared with 2004. Profitability in the Performance Analysis division was slightly lower in the third quarter of 2005 recovering somewhat in the fourth. The ongoing business in the Systems group reported good growth in 2005 over 2004.

Non-segmental costs, which are those that cannot be directly attributed to the operating segments were GBP5.3 million excluding material one-time items and share-based payment (2004 GBP5.3 million). These costs include the costs of our Board, costs in relation to our dual listings and compliance costs, including those in relation to the Sarbanes-Oxley Act of 2002.

Currency impact

In 2005 the effects of currency translation were less marked than in 2004. Currency translation increased revenue from continuing operations by GBP1.7 million, and increased profit before tax, goodwill impairment and material one-time items by GBP0.2 million.

Cost of sales and operating expenses

Product development spend for 2005 was GBP58.4 million, or 23 per cent of revenue (2004 GBP63.2 million and 22 per cent respectively). Of this amount GBP42.1 million (2004 GBP43.2 million) was spent in the Performance Analysis division and GBP14.0 million (2004 GBP17.2 million) in the Service Assurance division. Product development is included in the cost of sales on the income statement.

Gross profit decreased to GBP106.2 million, 41 per cent of sales from GBP122.0 million, 42 per cent of sales in 2004. This was a result of the decrease in revenue in Service Assurance, the low levels of activity in the first half resulting in unrecovered manufacturing overheads and to the relative increase in product development spending as a percentage of sales as noted above.

Administration costs of GBP74.3 million for 2005 (2004 GBP34.0 million) include a goodwill impairment charge of GBP37.0 million made in the first half.

A share-based payment charge of GBP5.1 million has been reported in accordance with IFRS 2 'Share-based Payment' for the continuing Group. This charge represents the expense for share options and other share-based incentives calculated using an option pricing model. On transition to IFRS Spirent has applied IFRS 2 only to awards made after 7 November 2002 and not fully vested at 1 January 2005. We anticipate that the charge for 2006 will be in the region of GBP6 million based on current share price and volatility.

Material one-time items of GBP8.4 million have been charged in 2005 that relate to restructuring costs and inventory write downs within our businesses.

Disposal of operations

A one-time profit on the disposal of operations of GBP3.9 million has been reported, this relates to the sale of certain non trading companies.

Finance charges

Net interest expense for 2005 was GBP6.6 million, being GBP8.1 million cost less GBP1.5 million income, compared with GBP6.8 million in 2004 (excluding a make whole amount in 2004 of GBP0.5 million). Net interest includes a charge of GBP1.1 million in respect of the UK final salary pension scheme in accordance with IAS 19 'Employee Benefits'. The deficit in this scheme has been reduced by the special contribution of GBP47.0 million in February 2006 and as a result it is estimated that net interest income in respect of the pension scheme will be approximately GBP1.5 million for 2006. For 2006, and following repayment of the senior loan notes, Spirent expects to earn current market rates of interest on the net cash balance remaining from the disposal of the HellermannTyton Division.

(Loss)/profit before tax

Reported loss before tax was GBP41.7 million compared with a profit of GBP11.2 million for 2004.

Profit before tax, material one-time items, goodwill impairment, share-based payment, profit on disposal of operations and costs associated with the part prepayment of loan notes is set out below:

GBP million                                                     2005        2004
-------------------------------                          ----------- -----------

Reported (loss)/profit before tax                            (41.7)       11.2
Material one-time items                                        8.4         2.9
Goodwill impairment                                           37.0           -
Share-based payment                                            5.1         4.8
Profit on disposal of operations                              (3.9)       (4.0)
Costs associated with the part prepayment of loan notes          -         0.5
                         ------------------------------- ----------- -----------

Adjusted profit before tax                                     4.9        15.4
                         ------------------------------- ----------- -----------

Tax

There was a tax credit of GBP4.0 million in 2005 compared with a charge of GBP2.0 million in 2004, due to the release of provisions. We anticipate that the effective tax rate for 2006 will be approximately 25 per cent.

Discontinued operations

Discontinued operations contributed profit after tax of GBP13.2 million compared with GBP17.3 million in 2004. This result is after charging GBP6.7 million of costs in relation to the disposal that were incurred and expensed during 2005.

Earnings per share

We are presenting an adjusted earnings per share measure that adds back the effect of material one-time items, goodwill impairment, share-based payment, profit on the disposal of operations and any related tax as well as prior year tax adjustments. The adjusted earnings per share measure for the Group as a whole is 2.30 pence for 2005 compared with 3.14 pence in 2004, a decrease of 27 per cent. The weighted average number of shares outstanding at the period end was 950.4 million (2004 939.2 million). Basic loss per share from continuing operations was 3.97 pence compared with basic earnings per share of 0.98 pence in 2004.

Financing and cash flow

At 31 December 2005 the Group held cash of GBP49.2 million compared with GBP51.7 million at 31 December 2004. Borrowings of the continuing Group at the year end were GBP75.1 million and borrowings of the discontinued operations were GBP9.7 million. Total borrowings of the Group at 31 December 2005 were GBP84.8 million compared with GBP78.1 million at 31 December 2004. The effect of translation increased borrowings in 2005 by GBP7.7 million due to the strengthening of the US dollar during the year.

Our major borrowings in 2005 continued to be the senior loan notes of $124.8 million (GBP72.6 million) which were repaid in February 2006 out of the proceeds of the sale of the HellermannTyton Division (see post balance sheet events below). During 2005 our GBP30 million bank facility remained nil drawn, this facility was cancelled in February 2006.

Total Group net cash from operating activities for 2005 was down by 49 per cent at GBP29.4 million compared with GBP57.2 million in 2004 due to the deterioration in Service Assurance and absorption of working capital. As reported at the interim stage, working capital increased due to a significant reduction in payables of about GBP12 million, a result of the settlement of liabilities in respect of 2004. For continuing operations there was a cash outflow from operating activities of GBP1.1 million for the year, this includes GBP4.0 million in respect of restructuring actions (2004 inflow GBP31.0 million).

Free cash flow, being cash flow before disposals, acquisitions and financing for 2005 for the Group as a whole was an outflow of GBP6.8 million compared with an inflow of GBP23.0 million in 2004.

Net capital expenditure increased to GBP29.9 million, as planned, compared with GBP24.8 million in 2004. We expect capital expenditure to be much reduced in 2006 as the HellermannTyton Division comprised the major part of this. Capital expenditure for the continuing Group for 2005 was GBP14.8 million and we expect it to be around GBP13 million in 2006.

The depreciation charge was GBP11.4 million for 2005 compared with GBP14.8 million in 2004. We expect the charge for 2006 to be in the region of GBP13 million.

Net tax payments for the Group of GBP4.6 million were made in 2005 compared with GBP3.1 million in 2004. We have, and expect to continue to benefit from the utilisation of carried forward tax losses in the UK and the US. We expect tax payments for 2006 to be approximately GBP4 million.

In 2005 we made our second additional annual cash contribution of GBP3.5 million to our final salary UK pension scheme. The Company is not expected to make a further such payment in 2006 having instead made a special contribution of GBP47.0 million out of the proceeds of the sale of the HellermannTyton Division in February 2006.

Net interest payments of GBP6.5 million in 2005 were below the GBP7.2 million paid in 2004. In addition in 2004 we paid make whole amounts of GBP2.3 million.

Pension fund

At the end of 2005 the deficit in the UK final salary pension scheme under IAS 19 'Employee Benefits' had increased to GBP51.5 million (31 December 2004 GBP38.1 million). The assets have grown during the year by GBP21.9 million as a result of the positive performance of equity markets and additional Company contributions made. However, the liabilities have grown by GBP35.3 million due to falling bond rates together with changes in longevity assumptions. In February 2006 the Company made a special contribution of GBP47.0 million into the UK final salary pension scheme as had been announced in December 2005.

We have reassessed the recognition of the deferred tax asset in relation to the pension scheme. The funding of the scheme will crystallise a tax loss in 2006 that may not be recoverable in the foreseeable future as the Company has significant accumulated tax losses in the UK. Consequently, the deferred tax asset of GBP11.1 million, which had been recognised at 31 December 2004, has been written off through reserves.

Dividend

No dividend is being declared in respect of 2005.

Post balance sheet events

On 23 January 2006 Spirent announced that it had entered into an agreement to acquire SwissQual Holding AG ("SwissQual") for an initial consideration of CHF
62.5 million (GBP27.7 million). The initial consideration was paid in cash on completion on 23 January 2006 out of cash resources and utilisation of a new bank facility that was set up specifically for the purpose. A further CHF 28.0 million (GBP12.4 million) is payable in 2007 depending on revenue growth and various technical milestones.

We also announced on 13 February 2006 the acquisition of QuadTex for US$7.5 million (GBP4.2 million), payable in cash on completion with a further US$1.5 million (GBP0.9 million) payable depending on certain technical milestones and the retention of key employees.

The disposal of the HellermannTyton Division was completed on 15 February 2006 when proceeds of GBP288.9 million (for a cash free/debt free equivalent value) were received. These proceeds have been applied as follows:

   - Repayment of the senior loan notes of $124.8 million (GBP71.5 million)
   - Payment of the make whole amount (an amount which becomes payable on the early redemption of the senior loan notes) of $12.9 million
     (GBP7.4 million)
   - Break fees of GBP2.3 million in respect of interest rate swaps taken out in connection with the senior loan notes
   - Special contribution of GBP47.0 million to the UK final salary pension scheme
   - Repayment and cancellation of the bank facility in connection with the acquisition of SwissQual

Taking these transactions into account the pro forma cash balance is approximately GBP150 million, of this, up to GBP50 million has been earmarked to fund the on-market share repurchase programme. The programme is expected to begin in the second quarter, following the completion of certain actions: establishing distributable reserves in the parent Company, clearance from the Pension Regulator and the approval from shareholders to make on-market share repurchases of up to 14.99 per cent of our issued share capital.

Following the disposal of the HellermannTyton Division the Company issued notices of cancellation in respect of all its borrowing facilities.

Adoption of International Financial Reporting Standards

Spirent has applied International Financial Reporting Standards ("IFRS"), as adopted by the European Union, for the first time with effect from 1 January 2005. The effect of the transition to IFRS on the financial information now being presented, including restatement of comparatives and the accounting policies adopted, has not materially changed from the information provided in the document issued by Spirent on 15 July 2005 and entitled "Transition to International Financial Reporting Standards".

The most significant impacts have been in relation to:

   - The elimination of the charge for goodwill amortisation
   - The change in the profit or loss on the disposal of operations; and
   - An increase in the charge for share-based payment

Overall, this has had a net beneficial effect on Spirent's historic reported earnings for 2003 and 2004, however the adoption of IFRS has no impact on the cash generation of the Group.



Consolidated income statement
                                                                  Year to 31 December
                                                                  -------------------
GBP million                                                  Note      2005      2004
------------------------------                             ------ --------- ---------

Continuing operations
Revenue                                                     2,3     259.3     287.2
Cost of sales                                                      (153.1)   (165.2)
------------------------------                             ------ --------- ---------

Gross profit                                                        106.2     122.0
Selling and distribution                                            (70.9)    (73.0)
Administration                                                      (74.3)    (34.0)
Other operating income                                                  -       0.2
------------------------------                             ------ --------- ---------

Operating (loss)/profit                                       2     (39.0)     15.2
------------------------------                             ------ --------- ---------

Add back:
Material one-time items                                               8.4       2.9
Goodwill impairment                                                  37.0         -
Share-based payment                                                   5.1       4.8
Operating profit before material one-time items, goodwill
impairment and share-based payment                            2      11.5      22.9
------------------------------                             ------ --------- ---------

Loss from interest in joint venture                                     -      (0.7)
------------------------------                             ------ --------- ---------

Operating (loss)/profit of the Group and joint venture              (39.0)     14.5
Profit on the disposal of operations                                  3.9       4.0
------------------------------                             ------ --------- ---------

(Loss)/profit before interest                                       (35.1)     18.5
Finance income                                                        1.5       1.4
Finance costs                                                        (8.1)     (8.2)
Costs associated with the part prepayment of loan notes                 -      (0.5)
------------------------------                             ------ --------- ---------

(Loss)/profit before tax                                            (41.7)     11.2
Tax                                                                   4.0      (2.0)
------------------------------                             ------ --------- ---------

(Loss)/profit for the year from continuing operations
after tax                                                           (37.7)      9.2
Discontinued operations
Profit for the year from discontinued operations                     13.2      17.3
------------------------------                             ------ --------- ---------

(Loss)/profit for the year                                          (24.5)     26.5
------------------------------                             ------ --------- ---------

Attributable to
Equity holders of parent                                            (24.9)     26.2
Minority shareholders' interests - discontinued operations            0.4       0.3
------------------------------                             ------ --------- ---------

(Loss)/profit for the year                                          (24.5)     26.5
------------------------------                             ------ --------- ---------

(Loss)/earnings per share                                     4
Basic (loss)/earnings (pence)                                       (2.62)     2.79
Basic (loss)/earnings from continuing operations (pence)            (3.97)     0.98
Diluted (loss)/earnings (pence)                                     (2.62)     2.74
Diluted (loss)/earnings from continuing operations (pence)          (3.97)     0.96
------------------------------                             ------ --------- ---------

Consolidated statement of recognised income and expense

                                                           Year to 31 December
                                                          ---------------------
GBP million                                                    2005        2004
----------------------------------                        ---------   ---------

Income and expense recognised directly in equity
Gains on cash flow hedges taken to equity                     1.9           -
Exchange differences on retranslation of foreign
operations                                                    4.1        (1.5)
Actuarial (losses)/gains on defined benefit pension
plans                                                       (16.1)        3.0
----------------------------------                        ---------   ---------

                                                            (10.1)        1.5
Transfers to income statement
Gains on cash flow hedges                                    (0.5)          -
Transfers to balance sheet
Deferred tax asset on pension liability                     (11.1)          -
Tax on actuarial gains                                          -        (0.9)
----------------------------------                        ---------   ---------

Net (expense)/income recognised directly in equity          (21.7)        0.6
(Loss)/profit for the year                                  (24.5)       26.5
----------------------------------                        ---------   ---------

Total recognised income and expense for the year            (46.2)       27.1
----------------------------------                        ---------   ---------

Attributable to
Equity holders of parent                                    (46.8)       26.9
Minority shareholders' interests - discontinued
operations                                                    0.6         0.2
----------------------------------                        ---------   ---------

                                                            (46.2)       27.1
----------------------------------                        ---------   ---------

Effects of changes in accounting policy
Equity holders of parent
Net gain on cash flow hedges on first-time application
of IAS 39                                                     0.5           -
Net loss on fair value hedges on first-time application
of IAS 39                                                    (1.0)          -
Loan notes at fair value on first-time application of
IAS 39                                                        0.4           -
----------------------------------                        ---------   ---------

                                                             (0.1)          -
----------------------------------                        ---------   ---------


Consolidated balance sheet

                                                               At 31 December
                                                           ---------------------
GBP million                                                     2005        2004
----------------------------------                         ---------   ---------

Assets
Non current assets
Goodwill                                                      71.5       106.5
Property, plant and equipment                                 30.1        86.3
Investment in associates                                         -        14.3
Trade and other receivables                                    1.7         1.5
Deferred tax                                                   1.0        11.1
----------------------------------                         ---------   ---------

                                                             104.3       219.7
----------------------------------                         ---------   ---------

Current assets
Inventories                                                   27.0        54.0
Trade and other receivables                                   56.3        88.4
Derivative financial instruments                               2.6           -
Cash and cash equivalents                                     49.2        51.7
----------------------------------                         ---------   ---------

                                                             135.1       194.1
----------------------------------                         ---------   ---------

Assets held in disposal group held for sale                  164.1           -
----------------------------------                         ---------   ---------

Total assets                                                 403.5       413.8
----------------------------------                         ---------   ---------

Liabilities
Current liabilities
Trade and other payables                                     (62.9)      (90.8)
Current tax                                                  (24.7)      (26.2)
Derivative financial instruments                              (0.7)          -
Short term borrowings and overdrafts                          (3.9)       (1.8)
Provisions and other liabilities                              (4.1)       (4.2)
----------------------------------                         ---------   ---------

                                                             (96.3)     (123.0)
----------------------------------                         ---------   ---------

Non current liabilities
Trade and other payables                                      (0.7)       (3.9)
Derivative financial instruments                              (2.0)          -
Long term borrowings                                         (71.2)      (76.3)
Defined benefit pension plan deficit                         (51.5)      (38.1)
Deferred tax                                                  (0.8)       (2.5)
Provisions and other liabilities                             (10.1)       (9.6)
----------------------------------                         ---------   ---------

                                                            (136.3)     (130.4)
----------------------------------                         ---------   ---------

Liabilities included in disposal group held for sale         (48.7)          -
----------------------------------                         ---------   ---------

Total liabilities                                           (281.3)     (253.4)
----------------------------------                         ---------   ---------

Net assets                                                   122.2       160.4
----------------------------------                         ---------   ---------

Capital and reserves
Share capital                                                 32.2        31.9
Share premium account                                          4.4         1.3
Capital reserve                                               10.2        10.9
Translation reserve                                            5.5         1.6
Net unrealised gains and losses                                1.9           -
Retained earnings                                             66.1       113.4
----------------------------------                         ---------   ---------

Equity holders of parent                                     120.3       159.1
Minority interests                                             1.9         1.3
----------------------------------                         ---------   ---------

Total equity                                                 122.2       160.4
----------------------------------                         ---------   ---------


Consolidated cash flow statement

                                                            Year to 31 December
                                                            -------------------
GBP million                                            Note      2005      2004
------------------------------                       ------ --------- ---------

Cash flows from operating activities
Cash generated from operations                          5      34.0      60.3
Tax paid                                                       (4.6)     (3.1)
------------------------------                       ------ --------- ---------

Net cash from operating activities                             29.4      57.2
------------------------------                       ------ --------- ---------

Cash flows from investing activities
Dividends received from associates                              0.2       0.1
Interest received                                               1.4       1.6
Disposal of operations                                          2.4       2.5
Purchase of property, plant and equipment                     (30.5)    (25.3)
Proceeds from the sale of property, plant and
equipment                                                       0.6       0.5
Acquisition of subsidiaries                                       -      (1.1)
Contribution to joint venture                                     -      (0.2)
------------------------------                       ------ --------- ---------

Net cash used in investing activities                         (25.9)    (21.9)
------------------------------                       ------ --------- ---------

Cash flows from financing activities
Interest paid                                                  (7.4)     (8.4)
Interest element of finance lease rental payments              (0.5)     (0.4)
Costs associated with the part prepayment of loan
notes                                                             -      (2.3)
Proceeds from the issue of share capital                        2.7       1.5
Repayments of borrowings                                       (0.2)    (10.2)
Repayments of capital element of finance lease
rentals                                                        (1.4)     (0.8)
------------------------------                       ------ --------- ---------

Net cash used in financing activities                          (6.8)    (20.6)
------------------------------                       ------ --------- ---------

Net (decrease)/increase in cash and cash equivalents           (3.3)     14.7
Cash and cash equivalents at the beginning of the
year                                                           51.0      36.9
Effect of foreign exchange rate changes                         1.1      (0.6)
------------------------------                       ------ --------- ---------

Cash and cash equivalents at the end of the year               48.8      51.0
------------------------------                       ------ --------- ---------

Cash and cash equivalents comprise:
Cash and cash equivalents                                      49.2      51.7
Overdrafts                                                     (0.4)     (0.7)
------------------------------                       ------ --------- ---------

                                                               48.8      51.0
------------------------------                       ------ --------- ---------



Notes

1    Financial information presented

The financial information contained in this document does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985.

The financial statements for the year to 31 December 2004 were prepared in accordance with UK Generally Accepted Accounting Practice ("UK GAAP"). These financial statements, upon which the auditors issued an unqualified opinion, have been delivered to the Registrar of Companies.

As required by the European Union's IAS Regulation and the Companies Act 1985 the Group has prepared its consolidated financial statements for the year to 31 December 2005 in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union. This is the first year in which the Group has prepared its financial statements under IFRS and the comparatives have been restated from UK GAAP to comply with IFRS.

The effect of the transition to IFRS on the financial information now being presented, including restatement of comparatives and the accounting policies adopted, has not materially changed from the information provided in the document issued by Spirent on 15 July 2005 and entitled "Transition to International Financial Reporting Standards".

2    Segmental analysis

------------   --------    -------     ----------       ------    -------     -------      --------     -------
GBP million      Performance Service     Communications   Systems   Non         Continuing   Discontinued Total
               Analysis    Assurance                              segmental   operations   operation    operations
                                                                                           Network
                                                                              Total        Products
------------    --------     -------       ----------   -------     -------      -------     --------      -------
2005
Revenue            178.8        42.8            221.6      37.7           -        259.3        205.5        464.8
------------    --------     -------       ----------   -------     -------      -------     --------      -------

Operating
profit/(loss)
before material
one-time items,
goodwill
impairment and
share-based
payment             22.0        (9.6)            12.4       4.4        (5.3)        11.5         25.3         36.8
Material
one-time items      (2.5)       (5.4)            (7.9)        -        (0.5)        (8.4)        (0.4)        (8.8)
Goodwill
impairment             -       (37.0)           (37.0)        -           -        (37.0)           -        (37.0)
Share-based
payment             (3.6)       (1.2)            (4.8)     (0.1)       (0.2)        (5.1)        (0.5)        (5.6)
  ------------    --------     -------       ----------   -------     -------      -------     --------      -------

Operating
(loss)/profit       15.9       (53.2)           (37.3)      4.3        (6.0)       (39.0)        24.4        (14.6)
Share of
profit of
associates             -           -                -         -           -            -          2.7          2.7
  ------------    --------     -------       ----------   -------     -------      -------     --------      -------

Operating
(loss)/profit
of the Group
and associates      15.9       (53.2)           (37.3)      4.3        (6.0)       (39.0)        27.1        (11.9)
Profit on
disposal of
operations                                                                           3.9         (6.7)        (2.8)
Finance income                                                                       1.5          0.1          1.6
Finance costs                                                                       (8.1)        (1.2)        (9.3)

  ------------    --------     -------       ----------   -------     -------      -------     --------      -------

(Loss)/profit
before tax                                                                         (41.7)        19.3        (22.4)
Tax                                                                                  4.0         (6.1)        (2.1)
  ------------    --------     -------       ----------   -------     -------      -------     --------      -------

(Loss)/profit
after tax for
the year                                                                           (37.7)        13.2        (24.5)
  ------------    --------     -------       ----------   -------     -------      -------     --------      -------


2    Segmental analysis cont.

------------   --------    -------     ---------        ------    -------     -------      -------      -------
GBP million      Performance Service     Communications   Systems   Non         Continuing   Discontinued Total
               Analysis    Assurance                              segmental   operations   operation    operations
                                                                                           Network
                                                                              Total        Products

------------    --------     -------        ---------    ------     -------      -------      -------      -------
2004
Revenue            176.8        74.7            251.5      35.7           -        287.2        187.8        475.0
------------    --------     -------        ---------    ------     -------      -------      -------      -------

Operating
profit before
material
one-time
items and
share-based
payment             21.7         2.5             24.2       4.0        (5.3)        22.9         21.3         44.2
Material
one-time items       1.3        (1.9)            (0.6)        -        (2.3)        (2.9)           -         (2.9)
Share-based
payment             (3.2)       (1.4)            (4.6)     (0.1)       (0.1)        (4.8)        (0.4)        (5.2)
  ------------    --------     -------        ---------    ------     -------      -------      -------      -------

Operating
profit/ (loss)      19.8        (0.8)            19.0       3.9        (7.7)        15.2         20.9         36.1
Loss from
interest in
joint venture          -        (0.7)            (0.7)        -           -         (0.7)           -         (0.7)
Share of
profit of
associates             -           -                -         -           -            -          1.8          1.8
  ------------    --------     -------        ---------    ------     -------      -------      -------      -------

Operating
profit/(loss)
of the Group,
joint venture
and associates      19.8        (1.5)            18.3       3.9        (7.7)        14.5         22.7         37.2
Profit on the
disposal of
operations                                                                           4.0            -          4.0
Finance income                                                                       1.4          0.2          1.6
Finance costs                                                                       (8.2)        (0.9)        (9.1)
Costs
associated
with the part
pre-payment of
loan notes                                                                          (0.5)           -         (0.5)
  ------------    --------     -------        ---------    ------     -------      -------      -------      -------

Profit before
tax                                                                                 11.2         22.0         33.2
Tax                                                                                 (2.0)        (4.7)        (6.7)
  ------------    --------     -------        ---------    ------     -------      -------      -------      -------

Profit after
tax for the
year                                                                                 9.2         17.3         26.5
  ------------    --------     -------        ---------    ------     -------      -------      -------      -------


3    Geographical analysis

GBP million                                                  2005          2004
----------------------------------                      ---------     ---------

Revenue by market
Continuing operations
Europe                                                     43.0          49.3
North America                                             158.2         182.0
Asia Pacific, Rest of Americas, Africa                     58.1          55.9
----------------------------------                      ---------     ---------

                                                          259.3         287.2
----------------------------------                      ---------     ---------

Discontinued operations
Europe                                                    122.8         118.1
North America                                              42.0          35.0
Asia Pacific, Rest of Americas, Africa                     40.7          34.7
----------------------------------                      ---------     ---------

                                                          205.5         187.8
----------------------------------                      ---------     ---------

                                                          464.8         475.0
----------------------------------                      ---------     ---------

Revenue by source
Continuing operations
Europe                                                     61.2          59.9
North America                                             180.9         209.7
Asia Pacific, Rest of Americas, Africa                     17.2          17.6
----------------------------------                      ---------     ---------

                                                          259.3         287.2
----------------------------------                      ---------     ---------

Discontinued operations
Europe                                                    131.0         125.0
North America                                              40.3          33.7
Asia Pacific, Rest of Americas, Africa                     34.2          29.1
----------------------------------                      ---------     ---------

                                                          205.5         187.8
----------------------------------                      ---------     ---------

                                                          464.8         475.0
----------------------------------                      ---------     ---------


4    (Loss)/earnings per share

GBP million                             Continuing     Discontinued   Total
                                      operations     operations     operations
----------------------------          ----------     ------------   ----------

2005
(Loss)/profit for the year                 (37.7)            13.2        (24.5)
Less: minority shareholders'
interests                                      -             (0.4)        (0.4)
----------------------------          ----------     ------------   ----------

(Loss)/profit for the year
attributable to equity
holders of parent                          (37.7)            12.8        (24.9)
Material one-time items                      8.4              0.4          8.8
Goodwill impairment                         37.0                -         37.0
Share-based payment                          5.1              0.5          5.6
Profit on the disposal of
operations                                  (3.9)             6.7          2.8
Prior year tax credit                       (5.9)               -         (5.9)
Prior year tax credit on
associate                                      -             (1.5)        (1.5)
----------------------------          ----------     ------------   ----------

Adjusted earnings attributable
to equity holders of parent                  3.0             18.9         21.9
----------------------------          ----------     ------------   ----------

2004
Profit for the year                          9.2             17.3         26.5
Less: minority shareholders'
interests                                      -             (0.3)        (0.3)
----------------------------          ----------     ------------   ----------

Profit for the year
attributable to equity
holders of parent                            9.2             17.0         26.2
Material one-time items                      2.9                -          2.9
Share-based payment                          4.8              0.4          5.2
Profit on the disposal of
operations                                  (4.0)               -         (4.0)
Costs associated with the
part prepayment of loan notes                0.5                -          0.5
Prior year tax credit                       (1.3)               -         (1.3)
----------------------------          ----------     ------------   ----------

Adjusted earnings
attributable to equity
holders of parent                           12.1             17.4         29.5
----------------------------          ----------     ------------   ----------

                                                             2005         2004
----------------------------          ----------     ------------   ----------

(Loss)/earnings per share (pence)

Basic                                                       (2.62)        2.79
Basic from continuing
operations                                                  (3.97)        0.98

Diluted                                                     (2.62)        2.74
Diluted from continuing
operations                                                  (3.97)        0.96

Adjusted                                                     2.30         3.14
Adjusted from continuing
operations                                                   0.32         1.29
----------------------------          ----------     ------------   ----------

Weighted average number of shares
in issue (million)
Basic and adjusted                                          950.4        939.2
Dilutive potential of
employee share options                                       10.2         18.1
----------------------------          ----------     ------------   ----------

Weighted average number of shares
in issue -
diluted                                                     960.6        957.3
----------------------------          ----------     ------------   ----------


5    Reconciliation of operating (loss)/profit to cash generated from operations

GBP million                                                     2005       2004
----------------------------------                         ---------  ---------

Continuing operations
Operating (loss)/profit                                      (39.0)      15.2
Adjustments for:
Goodwill impairment                                           37.0          -
Depreciation of property, plant and equipment                 11.4       14.8
Loss on the disposal of property, plant and equipment          0.1        0.5
Impairment of property, plant and equipment                      -        0.6
Share-based payment                                            5.1        4.8
Changes in working capital:
Deferred income received                                       5.8        4.9
Decrease/(increase) in receivables                             0.4       (7.1)
(Increase)/decrease in inventories                            (0.4)       3.5
(Decrease)/increase in payables                              (16.8)       4.5
Decrease in provisions                                        (0.9)      (2.9)
Defined benefit pension plan                                  (3.8)      (7.8)
----------------------------------                         ---------  ---------

Cash (outflow)/generated from continuing operations           (1.1)      31.0
----------------------------------                         ---------  ---------

Discontinued operations
Operating profit                                              24.4       20.9
Adjustments for:
Depreciation of property, plant and equipment                 11.2       10.6
Profit on the disposal of property, plant and equipment       (0.1)      (0.1)
Share-based payment                                            0.5        0.4
Changes in working capital:
Increase in receivables                                       (1.7)      (2.0)
Increase in inventories                                       (3.0)      (4.5)
Increase in payables                                           3.8        4.0
----------------------------------                         ---------  ---------

Cash generated from discontinued operations                   35.1       29.3
----------------------------------                         ---------  ---------

Cash generated from operations                                34.0       60.3
----------------------------------                         ---------  ---------








                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 23 February 2006                           By   ____/s/ Luke Thomas____

                                                    (Signature)*